UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                              DIOMED HOLDINGS, INC.
                              ---------------------
                                (Name of Issuer)


                    Common Stock, par value $0.001 per share
                    ----------------------------------------
                         (Title of Class of Securities)


                                    25454R207
                                    ---------
                                 (CUSIP Number)


                                 Mr. Ajmal Khan
                      c/o Verus International Group Limited
                               20 West 55th Street
                            New York, New York 10019
                            ------------------------
          (Name, Address, and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                  May 19, 2003
                                  ------------
             (Date of Event which Requires Filing of This Statement)


          If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. /_/

          Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION
         NO. OF ABOVE PERSON                                       Ajmal Khan
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS  N/A
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
         |_|
--------------------------------------------------------------------------------
    6
         CITIZENSHIP OR PLACE OF ORGANIZATION
         Canada and United Kingdom
--------------------------------------------------------------------------------
  NUMBER
OF SHARES
BENEFICIALLY         7             SOLE VOTING POWER                 4,224,791*
 OWNED BY
   THE
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                     8             SHARED VOTING POWER
--------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER            4,224,791*
--------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY THE
         REPORTING PERSON                                            4,224,791*
--------------------------------------------------------------------------------
    12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                                     |_|
--------------------------------------------------------------------------------
    13   PERCENT OF CLASS REPRESENTED BY AMOUNT
         IN ROW (11)                                                 14.2%
--------------------------------------------------------------------------------
    14   TYPE OF REPORTING PERSON                                    IN
--------------------------------------------------------------------------------
*Through his position as the majority owner of Verus International Group Limited and Verus Investment Holdings, Inc., Mr. Khan has the power to dispose of or direct the disposition of the shares of Common Stock. As a result, Mr. Khan may under the rules of the Securities and Exchange Commission, be deemed to be the beneficial owner of the shares of Common Stock. Mr. Khan disclaims beneficial ownership of the shares of Common Stock reported as beneficially owned by him, except to the extent of his pecuniary interest therein.

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
    1    NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION    Verus International
         NO. OF ABOVE PERSON                                Group Limited
--------------------------------------------------------------------------------
    2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3    SEC USE ONLY
--------------------------------------------------------------------------------
    4    SOURCE OF FUNDS  N/A
--------------------------------------------------------------------------------
    5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
         |_|
--------------------------------------------------------------------------------
    6    CITIZENSHIP OR PLACE OF ORGANIZATION
         British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF
  SHARES
BENEFICIALLY         7             SOLE VOTING POWER                 1,974,200
 OWNED BY
    THE
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                     8             SHARED VOTING POWER
--------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER            1,974,200
--------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE
                                   POWER
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED
          BY THE REPORTING PERSON                                    1,974,200
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                    |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                                6.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
CUSIP No. 25454R207
--------------------------------------------------------------------------------
    1     NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION      Verus Investment
          NO. OF ABOVE PERSON                                  Holdings, Inc.
--------------------------------------------------------------------------------
    2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                   (a) |_|
                                                                   (b) |X|
--------------------------------------------------------------------------------
    3     SEC USE ONLY
--------------------------------------------------------------------------------
    4     SOURCE OF FUNDS  N/A
--------------------------------------------------------------------------------
    5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEM 2(d) or 2(e)
          |_|
--------------------------------------------------------------------------------
    6     CITIZENSHIP OR PLACE OF ORGANIZATION
          British Virgin Islands
--------------------------------------------------------------------------------
 NUMBER OF
   SHARES
BENEFICIALLY         7             SOLE VOTING POWER                 2,250,591
  OWNED BY
    THE
 REPORTING
PERSON WITH
--------------------------------------------------------------------------------
                     8             SHARED VOTING POWER
--------------------------------------------------------------------------------
                     9             SOLE DISPOSITIVE POWER            2,250,591
--------------------------------------------------------------------------------
                     10            SHARED DISPOSITIVE POWER
--------------------------------------------------------------------------------
    11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
          THE REPORTING PERSON                                       2,250,591
--------------------------------------------------------------------------------
    12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
          EXCLUDES CERTAIN SHARES                                    |_|
--------------------------------------------------------------------------------
    13    PERCENT OF CLASS REPRESENTED BY AMOUNT
          IN ROW (11)                                                7.6%
--------------------------------------------------------------------------------
    14    TYPE OF REPORTING PERSON                                   CO
--------------------------------------------------------------------------------

ITEM 1.   SECURITY AND ISSUER.

This Amendment No. 1 to the Schedule 13D, dated February 14, 2002, of Diomed Holdings, Inc., a Delaware corporation (the "Issuer"), is filed to reflect the information required pursuant to Rule 13d-2 of the Securities and Exchange Act of 1934, as amended (the "Act"), relating to common shares, $0.001 par value per share (the "Common Stock") of the Issuer. The Issuer's principal executive office is 1 Dundee Park, Andover, MA 01810.

ITEM 2.   IDENTITY AND BACKGROUND.

(I) AJMAL KHAN

(a) This statement is being filed on behalf of Ajmal Khan, an individual and majority owner of Verus International Group Limited and Verus Investment Holdings, Inc.

(b) The business address of Mr. Khan is c/o Verus International Group Limited, 20 West 55th Street, New York, New York 10019.

(c)  Mr. Khan's principal occupation is private investor.

(d)-(e) During the last five years Mr. Khan has not (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or
(ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(f)  Mr. Khan holds Canadian and United Kingdom citizenships.

(II) VERUS INTERNATIONAL GROUP LIMITED

This statement is being filed on behalf of Verus International Group Limited ("Verus International"), a British Virgin Islands corporation. Verus International is engaged in investment holdings. The address of Verus International's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus International has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

(III)    VERUS INVESTMENT HOLDINGS INC.

This statement is being filed on behalf of Verus Investment Holdings, Inc. ("Verus Investment"), a British Virgin Islands corporation. Verus Investment is engaged in investment holdings. The address of Verus Investment's principal office is 20 West 55th Street, New York, New York 10019.

(d)-(e) During the last five years no executive officer, director, or control person of Verus Investment has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction where as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

N/A

ITEM 4.   PURPOSE OF TRANSACTION

(I)   AJMAL KHAN

On May 19, 2003, Mr. Khan sold 137,235 shares of Common Stock that he beneficially owns as the majority owner of Verus Investment through open market sales.

(II)  VERUS INTERNATIONAL GROUP LIMITED

Not applicable.

(III   VERUS INVESTMENT HOLDINGS, INC.

On May 19, 2003, Verus Investment sold 137,235 shares of Common Stock that it beneficially owns through open market sales.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(I) AJMAL KHAN

(a) As of the date of this report, Mr. Khan, through his majority ownership of Verus International and Verus Investment, beneficially owns an aggregate of 4,224,791 shares of Common Stock, which represents 14.2% of the Issuer's Common Stock.

(b) As of the date of this report, Mr, Khan has the sole power to vote or direct the voting of, or dispose or direct the disposition of 4,224,791 shares of the Issuer's Common Stock.

(c) In the past 60 days, Mr. Khan has sold shares of the Common Stock of the Issuer in open market transactions on the American Stock Exchange as follows:

--------------------------------------------------------------------------------
      Date                 No. of Shares Sold            Price Per Share
--------------------------------------------------------------------------------
     3/26/03                    128,000                       $0.21
--------------------------------------------------------------------------------
     4/23/03                     17,800                       $0.17
--------------------------------------------------------------------------------
     4/24/03                    100,000                       $0.16
--------------------------------------------------------------------------------

(d) Not applicable.

(e) Mr. Khan remains the beneficial owner of more than 5% of the class of securities described herein.

(II)   VERUS INTERNATIONAL GROUP LIMITED

(a) As of the date of this report, Verus International, beneficially owns an aggregate of 1,974,200 shares of Common Stock, which represents 6.6% of the Issuer's Common Stock.

(b) As of the date of this report, Verus International has the sole power to vote or direct the voting of, or dispose or direct the disposition of 1,974,200 shares of the Issuer's Common Stock.

(c) In the past 60 days, Verus International has sold shares of the Common Stock of the Issuer in open market transactions on the American Stock Exchange as follows:


--------------------------------------------------------------------------------
      Date                 No. of Shares Sold           Price Per Share
--------------------------------------------------------------------------------
     3/26/03                    128,000                      $0.21
--------------------------------------------------------------------------------
     4/23/03                     17,800                      $0.17
--------------------------------------------------------------------------------
     4/24/03                    100,000                      $0.16
--------------------------------------------------------------------------------


(d) Not applicable.

(e) Verus International remains the beneficial owner of more than 5% of the class of securities described herein.

(III)  VERUS INVESTMENT HOLDINGS, INC.

(a) As of the date of this report, Verus Investment, beneficially owns an aggregate of 2,250,591 shares of Common Stock, which represents 7.6% of the Issuer's Common Stock.

(b) As of the date of this report, Verus Investment has the sole power to vote or direct the voting of, or dispose or direct the disposition of 2,250,591 shares of the Issuer's Common Stock.

(c) Verus International has not effected any transactions in the class of securities described in the past 60 days.

(d) Not applicable.

(e) Verus International remains the beneficial owner of more than 5% of the class of securities described herein.

ITEM 6. CONTRACTS, AGREEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

        Not applicable.

                                S I G N A T U R E

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

Date:  October 25, 2004                  VERUS INVESTMENT HOLDINGS, INC.



                                         By:    /s/ Ajmal Khan
                                         -------------------------------------
                                         Name:  Ajmal Khan
                                         Title: Authorized Representative

                                         VERUS INTERNATIONAL GROUP LIMITED



                                         By:    /s/ Ajmal Khan
                                         -------------------------------------
                                         Name:  Ajmal Khan
                                         Title: Authorized Representative



                                         /s/ Ajmal Khan
                                         -------------------------------------
                                         Ajmal Khan

                                                                       EXHIBIT A

               JOINT FILING AGREEMENT PURSUANT TO RULE 13D-1(K)(1)


In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a statement on Schedule 13D Amendment No. 1 (including any additional amendments thereto) with respect to the Common Stock of Diomed Holdings, Inc., and that this Agreement be included as an Exhibit to such joint filing. IN

WITNESS WHEREOF, the undersigned hereby execute this Agreement this 25th day of October, 2004.


                                         VERUS INVESTMENT HOLDINGS, INC.



                                         By:  /s/ Ajmal Khan
                                         ---------------------------------------
                                         Name:  Ajmal Khan
                                         Title: Authorized Representative



                                         VERUS INTERNATIONAL GROUP LIMITED



                                         By:  /s/ Ajmal Khan
                                         ---------------------------------------
                                         Name:  Ajmal Khan
                                         Title: Authorized Representative


                                         /s/ Ajmal Khan
                                         ---------------------------------------
                                         Ajmal Khan